Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated October 28, 2026

Relating to Preliminary Prospectus Supplement dated October 27, 2026

(To Prospectus Dated March 10, 2026)

Registration Statement No. 333-294170

Rapport Announces Pricing of Underwritten Offerings of Common Stock and Pre-Funded Warrants and Convertible Notes and Concurrent Private Placement

BOSTON and SAN DIEGO, October 28, 2026 — Rapport Therapeutics, Inc. (Nasdaq: RAPP) (“Rapport” or the “Company”), a clinical-stage biotechnology company dedicated to the discovery and development of small molecule precision medicines for patients with neurological or psychiatric disorders, today announced the pricing of separate underwritten public offerings of approximately $175.0 million of shares of its common stock at an offering price of $21.00 per share (the “Offering Price”) and, in lieu of common stock to investors that so choose, pre-funded warrants to purchase up to approximately $25.0 million of shares of its common stock at an offering price of $20.999 per pre-funded warrant, which represents the per share Offering Price less the $0.001 per share exercise price for each pre-funded warrant (the “common stock offering”) and $150.0 million aggregate principal amount of 2.25% convertible senior notes due 2032 (the “notes”) (the “notes offering” and together with the common stock offering, the “underwritten offerings”). Concurrently with the underwritten offerings, Rapport entered into a share purchase agreement with a certain investor (the “Investor”), in a separately negotiated transaction (the “concurrent private placement” and together with the underwritten offerings, the “offerings”) pursuant to which Rapport agreed to offer and sell, and the Investor agreed to purchase, approximately $30.0 million of shares of Rapport’s common stock, at the Offering Price. The sale of shares to the Investor in the concurrent private placement will not be registered as part of the common stock offering.

All of the shares, pre-funded warrants and notes to be sold in the offerings are being sold by Rapport. In addition, Rapport has granted the underwriters of the common stock offering a 30-day option to purchase up to an additional approximately $30.0 million of shares of its common stock at the Offering Price, less underwriting discounts and commissions and has granted the underwriters of the notes offering a 30-day option to purchase up to an additional $22.5 million aggregate principal amount of notes, solely to cover over-allotments, if any. The net proceeds from the common stock offering are expected to be approximately $187.5 million, the net proceeds from the concurrent private placement are expected to be approximately $28.2 million and the net proceeds from the notes offering are expected to be approximately $145.0 million, in each case, excluding any exercise of the underwriters’ options and excluding the exercise of any pre-funded warrants, after deducting the underwriting discounts and commissions and estimated offering expenses with respect to the underwritten offerings, and placement agent fees and expenses with respect to the concurrent private placement. The offerings are expected to close on or about October 30, 2026, subject to the satisfaction of customary closing conditions. The consummation of the common stock offering is not contingent on the consummation of the notes offering or the concurrent private placement and the consummation of the notes offering is not contingent on the consummation of the common stock offering or the concurrent private placement. However, the consummation of the concurrent private placement is contingent upon the consummation of the common stock offering.

Morgan Stanley, Leerink Partners and Evercore ISI are acting as joint book-running managers for the proposed underwritten offerings and as placement agents for the concurrent private placement. BTIG and Citizens Capital Markets are acting as joint book-running managers in the common stock offering.

Rapport currently intends to use the net proceeds from the common stock offering, and, if it is consummated, the concurrent private placement, and if it is consummated, the concurrent convertible notes offering, primarily to fund its ongoing and planned clinical trials advancing RAP-219, for other research and development, and for working capital and general corporate purposes. Rapport also may use a portion of the remaining net proceeds to in-license, acquire or invest in complementary businesses, technologies, products or assets. However, Rapport currently has no agreements or commitments to complete any such transaction. Rapport believes that the net proceeds from the offerings, together with its existing cash, cash equivalents and short-term investments, will enable it to fund its operations through the end of 2029. Rapport has based this estimate on assumptions that may prove to be wrong, and it could use its available capital resources sooner than it currently expects.

The notes will be general unsecured obligations of Rapport, will accrue interest at a rate of 2.25% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2027, and will mature on December 1, 2032, unless earlier converted, redeemed or repurchased. Before September 1, 2032, noteholders will have the right to convert their notes only upon the satisfaction of certain conditions. On or after September 1, 2032 until the close of business on the second scheduled trading day immediately preceding the maturity date, noteholders may convert all or any portion of their notes at any time at their election regardless of these conditions. Upon conversion, Rapport will pay or deliver, as the case may be, cash, shares of its common stock or a combination of cash and shares of its common stock, at Rapport’s election. The conversion rate for the notes will initially be 37.3483 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $26.7750 per share of common stock). The initial conversion price represents a premium of approximately 27.50% over the Offering Price per share of common stock in the common stock offering. The conversion rate will be subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest.

Rapport may redeem for cash all or any portion of the notes (subject to certain limitations), at Rapport’s option, on a redemption date on or after the later of (x) December 6, 2030, and (y) 60 days following (A) the reported topline data results, including the primary endpoint(s), following completion of prespecified analyses of the primary endpoint(s) under the respective protocols and statistical analysis plans of the FOCUS 1 and FOCUS 2 clinical trials of RAP-219 in drug resistant focal onset seizures as well as the two planned pivotal trials of RAP-219 in acute bipolar mania, or (B) in the event one or more of these trials is terminated, the reported results of the remaining trials, if any, that are completed, in each case, if the last reported sale price per share of Rapport’s common stock has been at least 130% of the conversion price then in effect for a specified period of time, and subject to a beneficial ownership limitation set forth in the indenture. The redemption price will be 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the relevant redemption date.

If Rapport undergoes certain corporate events that constitute a “fundamental change,” then, subject to certain conditions and limited exceptions, noteholders may require Rapport to repurchase for cash all or any portion of their notes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The securities in the underwritten offerings are being offered by Rapport pursuant to an automatically effective shelf registration statement that was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 10, 2026 (File No. 333-294170). Each of the preliminary prospectus supplements and accompanying prospectuses relating to and describing the terms of the underwritten offerings have been filed with the SEC and the final prospectus supplements relating to the underwritten offerings will be filed with the SEC and may be obtained, when available, from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or by email at prospectus@morganstanley.com; Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@leerink.com; Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 35th Floor, New York, NY 10055, by telephone at (888) 474-0200, or by email at ecm.prospectus@evercore.com; or by accessing the SEC’s website at www.sec.gov.

The offer and sale of the shares in the concurrent private placement has been made in a transaction not involving a public offering, and such shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) or applicable state securities laws, and are being offered and sold in reliance on Section 4(a)(2) of the Securities Act. The shares in the concurrent private placement may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and other applicable securities laws. Rapport has agreed to file a registration statement with the SEC registering the resale of the shares to be sold in the concurrent private placement.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the shares to be sold in the concurrent private placement, nor shall there be any sale of such shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Rapport Therapeutics

Rapport Therapeutics is a clinical-stage biotechnology company dedicated to discovering and developing small molecule precision medicines for patients with neurological and psychiatric disorders. The Company’s founders made pioneering discoveries related to the function of receptor associated proteins (“RAPs”) in the brain, which form the basis of Rapport’s RAP technology platform. The platform enables a differentiated approach to generate precision small molecule product candidates with the potential to overcome many limitations of conventional neurology drug discovery. Rapport’s precision neuroscience pipeline includes the Company’s lead investigational drug, RAP-219, which is designed to achieve neuroanatomical specificity through selective targeting of a RAP expressed only in discrete regions of the brain. The pipeline is anchored by the Company’s epilepsy portfolio, including FOS and primary generalized tonic-clonic seizures, as well as bipolar mania. The Company is also advancing additional discovery and preclinical programs leveraging its platform, including in chronic pain and migraine and in hearing and vestibular disorders.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, each as amended. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, but are not limited to, express or implied statements regarding uncertainties related to the expected amount of net proceeds, the use of proceeds of the offerings, cash runway, and Rapport’s ability to complete the offerings.

Forward looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect Rapport’s business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include the risks described in “Risk Factors” in the Company’s Annual Report on Form 10-K and subsequent quarterly reports on Form 10-Q filed with the SEC and any subsequent filings with the SEC, including those contained or incorporated by reference in each preliminary prospectus supplement and accompanying prospectus related to the underwritten offerings to be filed with the SEC. Any forward-looking statements represent Rapport’s views only as of today and should not be relied upon as representing its views as of any subsequent date. Rapport expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Contact

Julie DiCarlo

Head of Communications & IR

Rapport Therapeutics

jdicarlo@rapportrx.com